January 14, 2014

William H. Thompson

Accounting Branch Chief

Securities and Exchange Commission

100 F. St. N.E.

Washington, D.C. 20549

Dear Mr. Thompson,

The Management of Voice Assist, Inc. is in receipt of your comment letter dated January 2, 2014 regarding the missing consent from our public accountant in our Form 10-K filing for 2012. The Company inadvertently excluded this content from the filing and included it now.

In addition, as requested, the Management of Voice Assist Inc. acknowledges that the company is responsible for the adequacy and accuracy of the disclosure in our filings with the SEC. We understand that staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings. We also understand that Voice Assist may not assert staff comments as a defense in any proceeding initiated by the Commission or any other person under the federal securities laws of the United States.

Sincerely,

/s/ Michael Metcalf
Michael Metcalf
Chief Executive Officer